FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2006

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza Mesrutiyet Caddesi No. 153 34430 Tepebasi Istanbul, Turkey
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐      No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

FOR IMMEDIATE RELEASE

TURKCELL DENIES THAT IT SUBMITTED BID FOR TIM HELLAS AS THE EVALUATION PROCESS CONTINUES

Istanbul, Turkey: November 24, 2006 – Turkcell Iletisim Hizmetleri A.S. (“Turkcell”), (Istanbul: TCELL, NYSE: TKC), announced today, in response to media reports, that it denies that it submitted bid for TIM Hellas.

As previously announced, Turkcell confirms that as part of its efforts to selectively seek and evaluate new international investment opportunities, it is investigating, among others, the possibility of a purchase of TIM Hellas Telecommunications S.A., the Greek GSM mobile operator. No decision to make an offer to purchase this company has been taken. Turkcell would require a Board decision to make such an offer.

www.turkcell.com.tr

About Turkcell

Turkcell is the leading GSM operator in Turkey with 30.8 million post-paid and pre-paid customers as of September 30, 2006 operating in a three player market with a market share of approximately 62% as of March 31, 2006 (Source: Telecommunication Authority). In addition to the high-quality wireless telephone services, Turkcell currently offers General Packet Radio Service (GPRS) countrywide and Enhanced Data Rates for GSM Evolution (EDGE) in dense areas, which provide for both improved data and voice services. Turkcell provides roaming with 537 operators in 193 countries as of November 10, 2006. Serving a large subscriber base in Turkey with its high-quality wireless telephone network, Turkcell reported US$4,528 million net revenues as of December 31, 2005 and US$3,497million net revenue for the nine months as of September 30, 2006 as per IFRS financial statements. Turkcell has interests in international GSM operations in Azerbaijan, Georgia, Kazakhstan, Moldova, Northern Cyprus and Ukraine. Turkcell has been listed on the NYSE (New York Stock Exchange) and the ISE (Istanbul Stock Exchange) since July 2000 and is the only NYSE listed company in Turkey. 51.00% of Turkcell’s share capital is held by Turkcell Holding, 13.29% by Cukurova Group, 13.07% by Sonera Holding, 5.07% by M.V. Group and 0.01% by others while the remaining 17.56% is free float.

For additional information, please contact:

Contact:

Turkcell:

Investors:
Koray Ozturkler, Investor Relations
Tel: +90-212-313-1500
Email: koray.ozturkler@turkcell.com.tr

Ferda Atabek, Investor Relations
Tel: + 90-212-313-1275
Email: ferda.atabek@turkcell.com.tr

investor.relations@turkcell.com.tr

Media: Doruk Arbay, Corporate Communications Tel: + 90-212-313-2319 Email: doruk.arbay@turkcell.com.tr

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: November 24, 2006	By:	/s/ Koray Ozturkler
Name: Koray Ozturkler Title: Head of Investor Relations

TURKCELL ILETISIM HIZMETLERI A.S.
Date: November 24, 2006	By:	/s/ Ferda Atabek
Name: Ferda Atabek Title: Investor Relations Officer